SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of September 1, 2004

SIGNET GROUP plc

(Translation of registrant’s name into English)

Zenith House

The Hyde

London NW9 6EW

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.     Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD

Name:	Walker Boyd
Title:	Group Finance Director

Date: September 1, 2004

Embargoed until 12.30 pm (BST)

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY)

Unaudited Interim Results for 26 weeks ended 31 July 2004

1 September 2004

SIGNET AGAIN REPORTS STRONG RESULTS

	Reported Basis	At Constant Exchange Rates(1)
Group profit before tax: £53.9m	up 14%	up 27%

Group like for like sales:	up 7%

Group Sales: £671.7m	up 1%	up 10%

Earnings per share: 2.0p	up 11%	up 25%

Interim dividend per share: 0.375p	up 10%

(1)	See note 10 for reconciliation.

Operational Highlights:

•US:	- Further increase in market share
- Sales benefited from increased marketing
- Gross margin broadly maintained
•UK:	- Focus on diamonds continued to benefit sales and store productivity
- Gross margin ahead of last year

2004/05 Store Investment:

•Group:	- Capital expenditure to increase to c. £80m (2003/04: £50.9m)
•US:	- 8% space increase planned for year
•UK:	- 85 store remodels and resites planned, versus 32 last year

Terry Burman, Group Chief Executive, commented: “The Group had an excellent first half with profit before tax up 27.1% at constant exchange rates. The US division continued to gain market share, driven by an 8.2% increase in like for like sales and new store openings. In the UK our business again outperformed the retail market with like for like sales up 5.5%.

While there has been some softening of the trading environment in August on both sides of the Atlantic, this is not necessarily indicative of trading prospects for the balance of the year. Our businesses continue to implement a range of initiatives and are well positioned to compete during the important Christmas season.”

Enquiries:

Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520
Mike Smith, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,725 speciality retail jewellery stores at 31 July 2004; these included 1,126 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 599 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com.

Interim Results Statement

GROUP

In the 26 weeks to 31 July 2004 profit before tax at constant exchange rates rose by 27.1%. A weakening of some 14% in the US dollar compared to the same period last year impacted on reported results. Notwithstanding this, profit before tax as reported at actual exchange rates increased by 13.7% to £53.9 million (H1 2003/04: £47.4 million restated; see prior year adjustment for details of new accounting policy). The results also reflect a non-recurring restructuring charge of £1.7 million in the UK.

Like for like sales increased by 7.4%. Total sales at constant exchange rates were up by 10.2%; at actual exchange rates the increase was 0.8% to £671.7 million (H1 2003/04: £666.2 million restated).

Operating profit at constant exchange rates rose by 22.9%. On a reported basis the increase was 9.5% at £58.6 million (H1 2003/04: £53.5 million restated). Operating margin improved to 8.7% (H1 2003/04: 8.0% restated). Earnings per share were up by 11.1% to 2.0p (H1 2003/04: 1.8p restated), the tax rate being reduced to 34.5% (H1 2003/04: 35.7% restated). The Board has declared an interim dividend of 0.375p per ordinary share (H1 2003/04: 0.341p), an increase of 10.0%.

While there has been some softening of the trading environment in August on both sides of the Atlantic, this is not necessarily indicative of trading prospects for the balance of the year. Our businesses continue to implement a range of initiatives and are well positioned to compete during the important Christmas season.

OPERATING REVIEW

US (circa 70% of Group sales)

Operating profit increased by 28.1% at constant exchange rates. The division again outperformed its main competition and gained further market share. On a reported basis operating profit rose by 12.8% to £54.7 million (H1 2003/04: £48.5 million restated). This reflected strong like for like sales growth of 8.2%, resulting in further leverage of the cost base. Sales rose by 13.1% at constant exchange rates but were down 0.5% on a reported basis at £471.4 million (H1 2003/04: £473.7 million restated). The period was marked by an exceptionally good Valentine’s Day performance. Subsequent trading in the period was strong, reflecting consistent execution of the division’s growth strategy as well as benefit from soft sales comparatives in the first half of last year. The mall stores achieved a solid like for like sales increase and Jared, the off-mall destination superstore, performed particularly well. The average unit selling price rose by 9.9% reflecting price increases, further growth of Jared, and changes in product mix.

Gross margin was broadly maintained at a level comparable to the same period last year; a range of management initiatives, including price increases, offset the higher cost of gold and planned mix changes. Operating margin increased to 11.6% (H1 2003/04: 10.2% restated). Bad debt charges were 2.5% of total sales (H1 2003/04: 2.6%), this being a further improvement on the average of the previous five years.

The bridal and diamond categories continued to perform well and the gold category benefited from programmes conducted in collaboration with the World Gold Council. The development of the luxury watch category in Jared again made excellent progress. The period also benefited from increased marketing activity, particularly over Valentine’s Day, with more television advertising supporting Kay and Jared. A further shift to television advertising for both divisions is planned for the Christmas period although it is expected that the overall annual advertising cost to sales ratio will be broadly maintained at last year’s level. Staff recruitment and training remains a priority, and other customer service initiatives include improved special order and repair procedures.

During the period there were 24 mall store openings and four closures. It is expected that 21 mall stores will be opened in the second half and, in line with the normal seasonal pattern, 16 closed. 34 mall stores were refurbished or relocated in the first half, with a further 51 scheduled for the second half. The development of Kay stores in off-mall centres, which started last year, continues with a further 10 sites being opened this year and additional locations planned for 2005. Three Jared stores opened in the period, with a further 12 scheduled for the second half. It is expected that approximately 8% will have been added to total US selling space by the end of the current year, at the top end of the strategic space growth target. The store complement will then consist of 1,039 mall stores, 20 off-mall Kay stores and 94 Jared stores.

UK (circa 30% of Group sales)

Like for like sales increased by 5.5% and total sales by 4.1% to £200.3 million (H1 2003/04: £192.5 million). UK operating profit rose by 11.5% prior to a non-recurring restructuring charge of £1.7 million. After accounting for the restructuring charge operating profit was £7.0 million (H1 2003/04: £7.8 million). The restructuring charge reflects the relocation and consolidation of central administration functions to enhance efficiency and should result in future cost savings of about £0.6 million per annum. The division again outperformed the general retail sector. H.Samuel (18% of Group sales) and Ernest Jones (12% of Group sales) achieved like for like sales increases of 3.6% and 7.9% respectively; the performance over Valentine’s Day was particularly strong. Gross margin was above last year’s level and the operating margin, excluding the non-recurring charge, increased to 4.3% (H1 2003/04: 4.1%), reflecting improved store productivity.

Diamond participation in the sales mix again showed a further encouraging increase of about 1.65 percentage points in both H.Samuel and Ernest Jones. Compared to the same period last year the average unit selling price increased by 4.7% in H.Samuel and by 2.0% in Ernest Jones. Improvements took place in the diamond range, in-store merchandising presentation, staff training, marketing and store design.

The more open store design intended to enable greater interaction between the sales person and the customer, which has been developed and tested over the last three years, was rolled out to 53 stores in the first half (including one new store opening), bringing the total up to 105 (2 August 2003: 20 stores). By Christmas 147 stores, predominantly H.Samuel, are expected to be trading in the revised format, accounting for about 30% of the division’s sales. A further two H.Samuel stores and seven Ernest Jones stores are planned to be opened by the end of the year, and it is anticipated that, net of six store closures, there will then be 399 H.Samuel and 203 Ernest Jones stores.

Group costs, net interest and taxation

Group central costs were £3.1 million (H1 2003/04: £2.8 million). Net interest payable fell to £4.7 million (H1 2003/04: £6.1 million), primarily as a result of the lower level of net debt. The tax charge was £18.6 million (H1 2003/04: £16.9 million restated).

Net debt

Net debt at 31 July 2004 was £131.1 million (2 August 2003: £164.7 million). Group gearing (that is the ratio of net debt to shareholders’ funds) at 31 July 2004 was 18.3% (2 August 2003: 23.9% restated). Since the beginning of this financial year net debt has increased by £51.2 million before translation differences (H1 2003/04: up £25.0 million), reflecting seasonal factors, higher levels of capital expenditure and dividend payments together with the market purchase of shares to satisfy the exercise of share options. Fixed capital investment in the current year is expected to be about £80 million (2003/04: £50.9 million), reflecting additional space growth in the US and the increased store investment programme in the UK.

Prior Year Adjustment

Following an amendment to FRS 5 ‘Reporting the substance of transactions’ in the form of ‘Application Note G - Revenue Recognition’, the Group, for financial year 2004/05, has changed its accounting policy in respect of extended service agreements in the US. The Group now spreads the revenue arising from the sale of such agreements over the anticipated period of claims. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of the change the Group has restated prior years. Therefore the previously reported full year 2003/04 results now reflect a decrease in sales of £7.4 million and a non-cash reduction in profit before tax of £7.2 million. Consequently, restated profit before tax for the 52 weeks ended 31 January 2004 is £204.7 million. It is anticipated that the impact on results for the 52 weeks ending 29 January 2005 will be a decrease in sales of circa £6.5 million and in profit before tax of circa £5.8 million. The effect on reserves brought forward at 31 January 2004 is a reduction of £35.1 million net of deferred tax, with shareholders’ funds at 31 January 2004 therefore restated to £692.5 million. There is no impact on the like for like sales figures. The restatement of 26 weeks to 2 August 2003 resulted in a reduction of £0.4 million in profit before tax.

*********************

There will be a presentation to analysts at 2.00 p.m. (BST) and 9.00 a.m. (EDT). For all interested parties there will be a simultaneous audio webcast available on the Signet Group web site (www.signetgroupplc.com) and a live telephone conference call. The details for the conference call are:

European dial-in:	+44 (0) 207 984 7582	Password: “Signet”
European 48 hr. replay:	+44 (0) 207 984 7578	Access code: 848463

US dial-in:	+1 718 354 1158	Password: “Signet”
US 48 hr. replay:	+1 718 354 1112	Access code: 848463

A video webcast of the presentation is expected to be available from close of business today at www.signetgroupplc.com and on the Thomson RAW broadband network.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

The interim report will be posted to shareholders on or around 20 September 2004. Copies of the interim report may be obtained from the Company Secretary, Zenith House, The Hyde, London NW9 6EW.

The third quarter sales for the 13 weeks ending 30 October 2004 are expected to be announced on Thursday 4 November 2004.

Unaudited interim consolidated profit and loss account

for the periods ended 31 July 2004

		13 weeks ended 31 July 2004		13 weeks ended 2 August 2003 as restated(1)		26 weeks ended 31 July 2004		26 weeks ended 2 August 2003 as restated(1)		52 weeks ended 31 January 2004 as restated(1)
	Notes	£m		£m		£m		£m		£m
Sales	2,9	328.6		324.9		671.7		666.2		1,609.8

Operating profit	2	29.3		27.2		58.6		53.5		215.1
Net interest payable and similar charges	3	(2.6)		(3.0)		(4.7)		(6.1)		(10.4)

Profit on ordinary activities before taxation	9	26.7		24.2		53.9		47.4		204.7
Tax on profit on ordinary activities	4	(9.2)		(8.6)		(18.6)		(16.9)		(72.1)

Profit for the financial period		17.5		15.6		35.3		30.5		132.6
Dividends	6	(6.5)		(5.8)		(6.5)		(5.8)		(43.2)

Retained profit attributable to shareholders		11.0		9.8		28.8		24.7		89.4

Earnings per share - basic	7	1.0	p	0.9	p	2.0	p	1.8	p	7.7	p
- diluted		1.0	p	0.9	p	2.0	p	1.8	p	7.7	p

All of the above relates to continuing activities.

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Unaudited consolidated balance sheet

at 31 July 2004

		31 July 2004	2 August 2003 as restated(1)	31 January 2004 as restated(1)
	Notes	£m	£m	£m
Fixed assets
Intangible assets		16.3	19.7	16.8
Tangible assets		220.3	214.8	202.8

		236.6	234.5	219.6

Current assets
Stocks		562.4	562.4	541.5
Debtors (see note below)		316.0	337.8	355.6
Cash at bank and in hand		28.4	31.1	128.0

		906.8	931.3	1,025.1
Creditors: amounts falling due within one year		(244.0)	(258.2)	(361.8)
Bank loans and overdrafts		(20.8)	(25.2)	(59.3)
Other		(223.2)	(233.0)	(302.5)
Net current assets (see note below)		662.8	673.1	663.3

Total assets less current liabilities		899.4	907.6	882.9
Creditors: amounts falling due after more than one year		(176.7)	(211.1)	(184.0)
Bank loans		(137.9)	(166.3)	(146.2)
Other		(38.8)	(44.8)	(37.8)
Provisions for liabilities and charges		(6.2)	(7.2)	(6.4)

Total net assets		716.5	689.3	692.5

Capital and reserves – equity
Called up share capital		8.7	8.6	8.6
Reserves		707.8	680.7	683.9

Shareholders’ funds	8	716.5	689.3	692.5

Note:	Debtors and net current assets include amounts recoverable after more than one year of £18.5 million (2 August 2003: £27.2 million, 31 January 2004: £16.1 million).

Unaudited consolidated statement of total recognised gains and losses for the periods ended 31 July 2004

	13 weeks ended 31 July 2004	13 weeks ended 2 August 2003 as restated(1)	26 weeks ended 31 July 2004	26 weeks ended 2 August 2003 as restated(1)	52 weeks ended 31 January 2004 as restated(1)
	£m	£m	£m	£m	£m
Profit for the financial period	17.5	15.6	35.3	30.5	132.6
Translation differences	(17.0)	0.9	—	18.0	(96.7)
Actuarial gain arising on pension asset	—	—	—	—	6.4

Total recognised gains and losses relating to the period	0.5	16.5	35.3	48.5	42.3
Prior year adjustments arising on the adoption of:
FRS 5, ‘Application Note G – Revenue Recognition’ (note 9)	(35.1)	—	(35.1)	—	—
FRS 17 – ‘Retirement Benefits’	—	—	—	(18.1)	(18.1)

Total recognised gains and losses	(34.6)	16.5	0.2	30.4	24.2

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Unaudited consolidated cash flow statement

for the periods ended 31 July 2004

	13 weeks ended 31 July 2004	13 weeks ended 2 August 2003	26 weeks ended 31 July 2004	26 weeks ended 2 August 2003	52 weeks ended 31 January 2004
	£m	£m	£m	£m	£m
Net cash inflow from operating activities	20.4	35.4	69.9	72.4	203.8
Net cash outflow from returns on investments and servicing of finance	(2.9)	(3.2)	(5.3)	(6.5)	(11.0)
Taxation paid	(21.3)	(17.9)	(38.0)	(38.8)	(69.0)
Net cash outflow for capital expenditure and financial investment	(22.7)	(14.5)	(35.7)	(23.9)	(50.7)
Equity dividends paid	(37.3)	(30.8)	(37.3)	(30.8)	(36.7)

Cash (outflow)/inflow before use of liquid resources and financing	(63.8)	(31.0)	(46.4)	(27.6)	36.4
Management of liquid resources– decrease/(increase) in bank deposits	83.9	40.2	99.5	59.1	(42.4)
Financing – proceeds from issue of shares	2.9	2.5	4.7	2.6	6.3
– purchase of own shares	(4.7)	—	(9.5)	—	—
– repayment of bank loans	(9.0)	(10.3)	(9.8)	(10.4)	(12.1)

Increase/(decrease) in cash in the period	9.3	1.4	38.5	23.7	(11.8)

Reconciliation of net cash flow to movement in net debt

Increase/(decrease) in cash in the period	9.3	1.4	38.5	23.7	(11.8)
Cash inflow from increase in debt	9.0	10.3	9.8	10.4	12.1
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(83.9)	(40.2)	(99.5)	(59.1)	42.4

Change in net debt resulting from cash flows	(65.6)	(28.5)	(51.2)	(25.0)	42.7
Translation difference	2.7	1.5	—	0.4	17.5

Movement in net debt in the period	(62.9)	(27.0)	(51.2)	(24.6)	60.2
Opening net debt	(68.2)	(137.7)	(79.9)	(140.1)	(140.1)

Closing net debt	(131.1)	(164.7)	(131.1)	(164.7)	(79.9)

Reconciliation of operating profit to operating cash flow(1)

Operating profit	29.3	27.2	58.6	53.5	215.1
Depreciation and amortisation charges	9.6	9.4	18.8	18.7	40.4
Decrease/(increase) in stocks	—	16.7	(20.9)	(12.6)	(44.9)
Decrease/(increase) in debtors	11.0	14.7	39.6	37.8	(31.1)
(Decrease)/increase in creditors	(29.3)	(32.4)	(25.9)	(24.7)	25.4
Decrease in other provisions	(0.2)	(0.2)	(0.3)	(0.3)	(1.1)

Net cash inflow from operating activities	20.4	35.4	69.9	72.4	203.8

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 31 July 2004

1.	Basis of preparation

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. They have been prepared on a basis which is consistent with the financial statements for the 52 weeks ended 31 January 2004. The comparative figures for the 52 weeks ended 31 January 2004 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors under Section 235 of the Companies Act 1985 and have been delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 31 July 2004	13 weeks ended 2 August 2003 as restated(1)	26 weeks ended 31 July 2004	26 weeks ended 2 August 2003 as restated(1)	52 weeks ended 31 January 2004 as restated(1)
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	103.1	99.9	200.3	192.5	501.0
US	225.5	225.0	471.4	473.7	1,108.8

	328.6	324.9	671.7	666.2	1,609.8

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading(2)	4.0	5.4	7.0	7.8	76.6
- Group central costs	(1.6)	(1.4)	(3.1)	(2.8)	(5.7)

	2.4	4.0	3.9	5.0	70.9
US	26.9	23.2	54.7	48.5	144.2

	29.3	27.2	58.6	53.5	215.1

The Group’s results derive from one business segment - the retailing of jewellery, watches and gifts.

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).
(2)	UK trading profit for the 13 weeks and 26 weeks ended 31 July 2004 includes a non-recurring restructuring charge of £1.7 million.

3.	Net interest payable and similar charges

	13 weeks ended 31 July 2004	13 weeks ended 2 August 2003	26 weeks ended 31 July 2004	26 weeks ended 2 August 2003	52 weeks ended 31 January 2004
	£m	£m	£m	£m	£m
Net interest payable	(2.9)	(3.2)	(5.3)	(6.5)	(11.0)
FRS 17 - net interest credit	0.3	0.2	0.6	0.4	0.6

	(2.6)	(3.0)	(4.7)	(6.1)	(10.4)

4.	Taxation

The net taxation charges in the profit and loss account for the 13 weeks and 26 weeks ended 31 July 2004 have been based on the anticipated effective taxation rate for the 52 weeks ending 29 January 2005.

Notes to the unaudited interim financial results

for the periods ended 31 July 2004

5.	Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	31 July 2004	2 August 2003	31 January 2004
Profit and loss account (average rate)	1.83	1.61	1.68
Balance sheet (closing rate)	1.82	1.60	1.82

The effect of restating the balance sheet at 2 August 2003 to the exchange rates ruling at 31 July 2004 would be to decrease net debt by £19.9 million to £144.8 million. Restating the profit and loss account would decrease the operating profit for the 26 weeks ended 2 August 2003 by £5.8 million to £47.7 million and the profit before taxation for the 26 weeks ended 2 August 2003 by £5.0 million to £42.4 million.

6.	Dividend

The dividend of 0.375p per share will be paid on 5 November 2004 to shareholders on the register of members at the close of business on 8 October 2004.

7.	Earnings per share

	13 weeks ended 31 July 2004		13 weeks ended 2 August 2003 as restated(1)		26 weeks ended 31 July 2004		26 weeks ended 2 August 2003 as restated(1)		52 weeks ended 31 January 2004 as restated(1)
	£m		£m		£m		£m		£m
Profit attributable to shareholders	17.5		15.6		35.3		30.5		132.6

Weighted average number of shares in issue (million)	1,731.9		1,716.1		1,729.8		1,715.0		1,718.4
Dilutive effect of share options (million)	13.0		14.7		12.5		11.9		12.5

Diluted weighted average number of shares (million)	1,744.9		1,730.8		1,742.3		1,726.9		1,730.9

Earnings per share – basic	1.0	p	0.9	p	2.0	p	1.8	p	7.7	p
– diluted	1.0	p	0.9	p	2.0	p	1.8	p	7.7	p

The number of shares in issue at 31 July 2004 was 1,732,741,069 (2 August 2003: 1,718,704,582 shares; 31 January 2004: 1,726,190,848 shares).

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).

8.	Changes in shareholders’ equity

	Share capital	Share premium account	Revaluation reserve	Special reserves	Profit and loss account	Total
	£m	£m	£m	£m	£m	£m
Balance at 31 January 2004	8.6	60.7	3.1	142.2	513.0	727.6
Prior year adjustment (note 9)	—	—	—	—	(35.1)	(35.1)

As restated	8.6	60.7	3.1	142.2	477.9	692.5
Retained profit	—	—	—	—	28.8	28.8
Share options exercised	0.1	3.2	—	—	1.4	4.7
Purchase of own shares(2)	—	—	—	—	(9.5)	(9.5)

Balance at 31 July 2004	8.7	63.9	3.1	142.2	498.6	716.5

(2)	Shares purchased to satisfy the exercise of share options granted to employees of Signet Group plc and its subsidiaries.

Notes to the unaudited interim financial results

for the periods ended 31 July 2004

9.	Prior year adjustment

The accounting policy in respect of extended service agreements in the US was changed following an amendment to FRS 5 ‘Reporting The Substance Of Transactions’ in the form of ‘Application Note G - Revenue Recognition’. The Group now spreads the revenue arising from the sale of such agreements over the anticipated period of claims. Previously the Group recognised the revenue from such plans at the date of sale with provision being made for the estimated cost of future claims arising.

As a result of the change the Group has restated prior years. Therefore the previously reported 2003/04 results now reflect a decrease in sales of £7.4 million and a non-cash reduction in profit before tax of £7.2 million. Consequently, restated profit before tax for the 52 weeks ended 31 January 2004 is £204.7 million. The effect on brought forward reserves at 31 January 2004 is a reduction of £35.1 million net of deferred tax, with shareholders’ funds at 31 January 2004 therefore restated to £692.5 million.

The previously reported results for the 26 weeks ended 2 August 2003 now reflect a decrease in sales of £1.2 million and a non-cash reduction in profit before tax of £0.4 million. Consequently, restated profit before tax for the 26 weeks ended 2 August 2003 is £47.4 million.

10.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax, earnings per share and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

26 weeks ended 31 July 2004	26 weeks ended 31 July 2004	26 weeks ended 2 August 2003(1)	Growth at actual exchange rates	Impact of exchange rate movement		At constant exchange rates (non-GAAP)(1)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m		£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	200.3	192.5	4.1	—		192.5	4.1
US	471.4	473.7	(0.5)	(56.9)		416.8	13.1

	671.7	666.2	0.8	(56.9)		609.3	10.2

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
- Trading	7.0	7.8	(10.3)	—		7.8	(10.3)
- Group central costs	(3.1)	(2.8)	n/a	—		(2.8)	n/a

	3.9	5.0	n/a	—		5.0	n/a
US	54.7	48.5	12.8	(5.8)		42.7	28.1

	58.6	53.5	9.5	(5.8)		47.7	22.9

Profit before tax	53.9	47.4	13.7	(5.0)		42.4	27.1

Earnings per share	2.0p	1.8p	11.1	(0.2	)p	1.6p	25.0

(1)	Restated for the implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G—Revenue Recognition’ (see note 9).

Notes to the unaudited interim financial results

for the periods ended 31 July 2004

13 weeks ended 31 July 2004	13 weeks ended 31 July 2004	13 weeks ended 2 August 2003(1)	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non- GAAP)(1)	Growth at constant exchange rates (non- GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	103.1	99.9	3.2	—	99.9	3.2
US	225.5	225.0	0.2	(23.2)	201.8	11.7

	328.6	324.9	1.1	(23.2)	301.7	8.9

At 31 July 2004

	31 July 2004	2 August 2003	Impact of exchange rate movement	At constant exchange rates (non- GAAP)
	£m	£m	£m	£m
Net debt	(131.1)	(164.7)	19.9	(144.8)

(1)	Restated for implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G—Revenue Recognition’ (see note 9).

Independent review report by KPMG Audit Plc to Signet Group plc

Introduction

We have been engaged by the Company to review the financial information set out on pages 6 to 12 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 13 weeks and 26 weeks ended 31 July 2004.

KPMG Audit Plc

Chartered Accountants

London

1 September 2004

Unaudited reconciliation of UK GAAP to US GAAP

for the periods ended 31 July 2004

Estimated effect on profit for the financial periods of differences between UK GAAP and US GAAP

	13 weeks ended 31 July 2004		13 weeks ended 2 August 2003 as restated(1)		26 weeks ended 31 July 2004		26 weeks ended 2 August 2003 as restated(1)		52 weeks ended 31 January 2004 as restated(1)
	£m		£m		£m		£m		£m
Profit for the financial period in accordance with UK GAAP	17.5		15.6		35.3		30.5		132.6

US GAAP adjustments:
Goodwill amortisation and write-offs	0.2		0.3		0.5		0.6		1.1
Sale and leaseback transactions	0.3		0.1		0.5		0.3		0.8
Extended service plan revenues(2)	(38.0)		(0.8)		(38.3)		(0.1)		3.7
Pensions	(0.3)		(0.5)		(0.5)		(1.0)		(1.9)
Stock compensation	2.1		0.3		0.8		(1.4)		0.7

US GAAP adjustments before taxation	(35.7)		(0.6)		(37.0)		(1.6)		4.4
Taxation	12.4		0.2		13.1		0.8		(2.0)

US GAAP adjustments after taxation	(23.3)		(0.4)		(23.9)		(0.8)		2.4

Net income attributable to shareholders in accordance with US GAAP	(5.8)		15.2		11.4		29.7		135.0

Income/(loss) per ADS in accordance with US GAAP:
- basic	(10.0	)p	26.6	p	19.8	p	52.0	p	235.7	p
- diluted	(10.0	)p	26.3	p	19.6	p	51.6	p	234.0	p

Weighted average number of ADS outstanding (million):
- basic	57.7		57.2		57.7		57.2		57.3
- diluted	58.2		57.7		58.2		57.6		57.9

Estimated effect on shareholders’ funds of differences between UK GAAP and US GAAP

	31 July 2004	2 August 2003 as restated(1)	31 January 2004 as restated(1)
	£m	£m	£m
Shareholders’ funds in accordance with UK GAAP	716.5	689.3	692.5

US GAAP adjustments:
Goodwill in respect of acquisitions (gross)	490.5	541.3	490.5
Adjustment to goodwill	(58.2)	(66.1)	(58.2)
Accumulated goodwill amortisation	(149.4)	(164.9)	(149.9)
Sale and leaseback transactions	(8.3)	(9.4)	(8.9)
Extended service plan revenues	—	39.7	38.3
Pensions	21.1	10.9	21.5
Depreciation of properties	(2.5)	(2.5)	(2.5)
Revaluation of properties	(3.1)	(3.1)	(3.1)
Dividends	6.5	5.8	37.3

US GAAP adjustments before taxation	296.6	351.7	365.0
Taxation	(9.4)	(19.3)	(22.7)

US GAAP adjustments after taxation	287.2	332.4	342.3

Shareholders’ funds in accordance with US GAAP	1,003.7	1,021.7	1,034.8

(1)	UK GAAP figures restated for implementation in 2004/05 of the amendment to FRS 5, ‘Application Note G – Revenue Recognition’ (see note 9).
(2)	The adjustment in respect of extended service plan revenues represents a non-recurring charge to reflect the impact under US GAAP of the adoption of the revised accounting policy as noted in (1) above.